Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net loss attributable to common stockholders	$(1,953,865)	$(3,310,583)	$(6,561,155)	$(10,847,849)
Net (loss) income per common share*	$(0.01)	$(0.02)	$(0.04)	$(0.07)

Weighted average shares outstanding	160,901,600	160,639,842	160,867,950	158,062,867

*	Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.